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                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              AIM SMART CORPORATION
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401

         This report is furnished by the Board of Directors of Aim Smart Corporation, a Delaware corporation ("Aim Smart"), to the holders of its common stock, $.001 par value.

         On March 13, 2008 Corporate Services International Profit Sharing ("CSIPS") entered into a Stock Purchase Agreement with Ailing Zhao. The Stock Purchase Agreement contemplates that CSIPS will sell to Ms. Zhao 286,667 shares of the common stock of Aim Smart, representing 86% of the outstanding common stock (the "Stock Sale"). The purchase price will be $575,000. The Stock Sale will take place ten or more days after this Report is mailed to the shareholders of record of Aim Smart.

         Pursuant to the terms of the Stock Purchase Agreement, at the time of the Stock Sale, Michael Anthony will submit his resignation from the Board of Directors and from his position as sole officer of Aim Smart. Prior to doing so, he will elect Ailing Zhao, Mingli Yao and Yuan Yao to serve as the members of the Board of Directors, effective on Mr. Anthony's resignation. The Board will then appoint Mingli Yao to serve as Chief Executive Officer and Yuan Yao to serve as Chief Financial Officer of Aim Smart.

         This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

         This report will first be mailed to the shareholders of Aim Smart on or about March 28, 2008.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         Upon completion of the Stock Sale from CSIPS to Ms. Zhao, there will be 333,216 shares of Aim Smart common stock issued and outstanding, representing the only outstanding equity securities. The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

       o each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

       o      Mingli Yao, who will be our Chief Executive Officer

       o each of the three individuals who will be members of the Board of Directors; and

       o      all of our new officers and directors as a group.

          NAME AND ADDRESS OF                 AMOUNT AND NATURE       PERCENTAGE
          BENEFICIAL OWNER(1)               OF BENEFICIALOWNERSHIP     OF CLASS
          Mingli Yao                              286,667(2)             86.0%
          Yuan Yao                                    0                   --
          Ailing Zhao                              286,667               86.0%
          All officers and directors               286,667               86.0%
          as a group (3 persons)
          Winpoint RCS, Inc.                        18,507               5.6%

(1) The address of each director is 312 Nanzhi Road, Daowai District, Harbin, Heilongjiang, P.R. China

(2)    Includes 286,667 shares owned by Ailing Zhao, Mr. Yao's spouse.

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                      NEW MEMBERS OF THE BOARD OF DIRECTORS

         Upon the closing of the Stock Sale, the election to the Board of Ailing Zhao, Mingli Yao and Yuan Yao will be effective, and they will be all of the members of the Board of Directors. Information regarding the new directors follows:

                  MINGLI YAO. Since 1999 Mr. Yao has been employed as Chairman of Harbin Tianmu Pharmaceutical Ltd., a corporation located in the City of Harbin, P.R. China, which is engaged in the manufacture and distribution of pharmaceutical products. From 1998 to 1999 Mr. Yao was employed as a Manager by the People's Government of Heilongjiang Province. In 1983 Mr. Yao earned an Associate Degree in Electronic Engineering from the China Haerbin College of Light Industry. Mr. Yao is 57 years old. He is the spouse of Ailing Zhao and the father of Yuan Yao.

                  YUAN YAO. Since 2005 Ms. Yao has been employed as General Manager in charge of business operations of Harbin Tianmu Pharmaceutical Ltd., a corporation located in the City of Harbin, P.R. China, which is engaged in the manufacture and distribution of pharmaceutical products. In 2005 Ms. Yao earned a Bachelor of Arts Degree with a concentration in Law from the China University of Political Science and Law. Ms. Yao is 26 years old. She is the daughter of Mingli Yao and Ailing Zhao.

                  AILING ZHAO. Since 1999 Ms. Zhao has been employed as Deputy General Manager in charge of administration of Harbin Tianmu Pharmaceutical Ltd., a corporation located in the City of Harbin, P.R. China, which is engaged in the manufacture and distribution of pharmaceutical products. In 1980 Ms. Zhao earned a Vocational Degree in Business from the Haerbin Business Vocational School. Ms. Zhao is 51 years old. She is the spouse of Mingli Yao and the mother of Yuan Yao.

         CODE OF ETHICS

         Aim Smart does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

         NOMINATING AND AUDIT COMMITTEE

         The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board. The Board also does not have an "audit committee financial expert."

         SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

         EXECUTIVE COMPENSATION

         The table below sets forth the compensation (including salary, bonuses and other compensation) paid by Harbin Tianmu Pharmaceutical Ltd. to the three individuals who will become the officers of Aim Smart for their services during the fiscal years ending March 31, 2008, 2007 and 2006 . There was no officer of Harbin Tianmu Pharmaceutical Ltd. whose salary and bonus for services rendered during the year ended March 31, 2008 exceeded $100,000.


                                      -2-
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                             Prior Compensation of New Executives
                             ------------------------------------

                                   2008          2007           2006
                                  ------        ------         ------

                 Mingli Yao       $6,460        $6,460         $6,460
                 Yuan Yao         $6,460        $6,460         $6,460
                 Ailing Zhao      $4,845        $4,845         $4,845


      After Aim Smart completes an acquisition of an operating company, the new Board of Directors intends that the new officers and directors will receive the following annual compensation:


                  Mingli Yao        $7,000 to $10,000 per month plus a $2,000
                                    housing allowance

                  Yuan Yao          $7,000 per month plus a $2,000 housing
                                    allowance

                  Ailing Zhao       $5,000 per month.


                           PREVIOUS BOARD OF DIRECTORS

         The following table lists certain information regarding the individual who was the sole officer and directors of Aim Smart prior to the Stock Sale:


        NAME                AGE     POSITION(S)                  DIRECTOR SINCE
        ----                ---     -----------                  --------------
        Michael Anthony     42      Director, Chief Executive    2007
                                    Officer, President,
                                    Secretary,
                                    Treasurer

         Mr. Anthony has been an officer and director of the Company since May 25, 2007. Mr. Anthony is the Managing Member of Century Capital Partners, LLC., a personal use business consulting company which he formed in May 2001. Mr. Anthony is also President and sole shareholder of Corporate Services International, a personal use business consulting company which he formed in September, 2006.

         In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm. On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006. On or about July 30, 2006 Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position effective August 24, 2007. On or about July 30, 2006 Mr. Anthony became an officer and director of Apogee Robotics, Inc. a reporting blank check company.

         BOARD MEETINGS AND COMMITTEES

         The Board of Directors prior to the Stock Sale had no committees. During the fiscal year ended December 31, 2007, the Board of Directors held one meeting, which was attended by Mr. Anthony.

         EXECUTIVE COMPENSATION AND COMPENSATION OF DIRECTORS

         Aim Smart has not paid compensation to Michael Anthony for any of his services.

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         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the Order confirming custodianship of Aim Smart to Corporate Services, International, Inc., approved on May 25, 2007, Michael Anthony became our sole director on August 22, 2007 after being appointed interim director by the court on May 25, 2007. As sole director, Michael Anthony entered into an agreement with the Corporate Services International Profit Sharing (CSIPS) whereby CSIPS agreed to make an investment of paid in capital of $40,000 to be used to pay for costs and expenses necessary to bring Aim Smart back into compliance with state and federal securities laws. In exchange for the $40,000 CSIPS was issued 86,667 and 200,000 shares of common stock on June 26, 2007 and October 23, 2007 respectively. Corporate Services International Profit Sharing is an entity, for which Michael Anthony is beneficiary. Corporate Services International, Inc. is a private services corporation for which Michael Anthony is the sole shareholder, officer and director.

         Laura Anthony, Esquire has been the corporate and securities counsel to the Company. Laura Anthony is Michael Anthony's wife. Ms. Anthony's legal fees for the fiscal year end December 31, 2007 totaled $15,000.

         March 28, 2008                   By Order of the Board of Directors:

                                          Michael Anthony, Chairman